Filed by GX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GX Acquisition Corp.

Commission File No.: 001-38914

Celularity Receives Orphan Drug Designation for Natural Killer Cell Therapy CYNK-001 in the Treatment of Malignant Gliomas

FLORHAM PARK, N.J., – April 13, 2021 — Celularity Inc. (“Celularity”), a clinical-stage biotechnology company, leading the next evolution in cellular medicine with the development of off-the-shelf allogeneic therapies derived from the postpartum human placenta, announced today the U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation to the company’s non-genetically modified cryopreserved human placental hematopoietic stem cell-derived natural killer (NK) cell therapy, CYNK-001, for the treatment of patients with malignant gliomas. CYNK-001 is currently being investigated in a phase 1 clinical trial (NCT04489420) for the treatment of patients with glioblastoma multiforme (GBM), an indication within the scope of this orphan designation.

“We are very pleased the FDA has granted Orphan Designation in malignant gliomas to continue to develop off-the-shelf therapies for serious unmet clinical needs,” said Robert J. Hariri, M.D., Ph.D., founder, Chairperson and Chief Executive Officer of Celularity. “Building on the FDA’s recent decision to grant Fast Track status to CYNK-001, we view the Orphan Drug Designation as yet another milestone on our journey to deliver patients a potentially novel treatment. To date, we have observed the potential of CYNK-001 in multiple preclinical models as well as early evidence of activity in the clinic and believe this approach may shift the paradigm in augmenting the body’s natural immune response to diseases such as glioblastoma, other cancer indications and infectious diseases. We are very excited to continue working with the FDA on the development of this exciting therapy.”

About Orphan Drug Designation

The Orphan Drug Act (ODA) encourages biotechnology and pharmaceutical companies to develop drugs for conditions which affect fewer than 200,000 people in the United States by providing economic incentives. To qualify for orphan designation, both the drug and the condition must meet criteria specified in the ODA and FDA’s implementing regulations 21 CFR Part 316. Orphan designation qualifies the drug sponsor for development incentives including tax credits for qualified expenses, reduction in the FDA user fee, and seven years of exclusivity for a drug that obtains approval.

About Malignant Gliomas

Glioma is a type of tumor that occurs in the brain and spinal cord. Malignant gliomas consist of glioblastoma multiforme (GBM), anaplastic astrocytoma, anaplastic oligodendroglioma, anaplastic oligoastrocytoma, anaplastic ependymoma, and anaplastic ganglioglioma.  Malignant gliomas are associated with high morbidity and mortality.  GBM accounts for the majority of malignant gliomas.  Currently there are no effective long-term treatments for the disease.  Patients with GBM usually survive less than 15 months following diagnosis. In most patients, the rapidly growing malignant tumor tends to recur within 6-8 months following treatment.   Patients with recurrent GBM have even poorer prognosis.  Therefore, malignant gliomas, such as GBM, are serious diseases with high unmet medical needs.

About CYNK-001

Celularity’s lead therapeutic program based on its placental-derived unmodified NK cell type is CYNK-001, an allogeneic unmodified NK cell being developed as a treatment for hematologic malignancies, solid tumors, and infectious diseases.

About Celularity

Celularity, headquartered in Florham Park, N.J., is a clinical stage biotechnology company leading the next evolution in cellular medicine by developing off-the-shelf placental-derived allogeneic cell therapies, including unmodified NK cells, genetically-modified NK cells, T cells engineered with a CAR (CAR T-cells), and mesenchymal-like adherent stromal cells (ASCs) targeting indications across cancer, infectious and degenerative diseases. Celularity believes that by harnessing the placenta’s unique biology and ready availability, it will be able to develop therapeutic solutions that address significant unmet global needs for effective, accessible, and affordable therapies.

In January 2021, Celularity entered into a definitive merger agreement with GX Acquisition Corp. to create a publicly listed leader in allogeneic cellular therapy. GX Acquisition Corp. is listed on Nasdaq under the ticker symbol “GXGX.” Upon closing of the business combination, expected to be completed in the second quarter of 2021, shares of the combined company will be listed on Nasdaq under the ticker symbol "CELU."

To learn more, visit celularity.com.

Celularity Investor Contacts:

Carlos Ramirez
Celularity
carlos.ramirez@celularity.com

Alexandra Roy
Solebury Trout
aroy@troutgroup.com

Celularity Media Contact

Jason Braco, Ph.D.

LifeSci Communications

(646)-751-4361

jbraco@lifescicomms.com

Additional Information and Where to Find It

GX Acquisition Corp. (“GX”) has filed an amended registration Statement with the U.S. Securities and Exchange Commission (“SEC”) on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement to be distributed to holders of GX’s common stock in connection with GX’s solicitation of proxies for the vote by GX’s stockholders with respect to a proposed business combination (the “Business Combination”) between GX and Celularity Inc. (“Celularity”) and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to Celularity’s stockholders in connection with the Business Combination. After the Registration Statement has been declared effective, GX will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the Registration Statement. GX’s stockholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement / prospectus contained therein, and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with GX’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about GX, Celularity and the Business Combination. Stockholders may also obtain a copy of the preliminary proxy statement/prospectus or, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by GX, without charge, at the SEC’s website located at www.sec.gov or by directing a request to GX Acquisition Corp., 1325 Avenue of the Americas, 25th Floor, New York, NY 10019.

Participants in the Solicitation

GX and its directors and officers may be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Business Combination. GX’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GX in GX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021, GX’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on December 4, 2020, and the Registration Statement, which was filed with the SEC on March 29, 2021, including the preliminary proxy statement/prospectus contained therein.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Business Combination and other matters to be voted upon at the special meeting will be set forth in the registration statement for the Business Combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement for the Business Combination.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Celularity, the combined company or GX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward Looking Statements

This communication contains, or incorporates by reference, “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements regarding GX’s, GX’s management team’s, Celularity’s and Celularity’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “strive,” “target,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this communication may include, for example: (i) the ability to consummate the Business Combination, (ii) the expected benefits of the Business Combination; (iii) the financial and business performance of Celularity, (iv) the inability to complete the PIPE Investment; (v) the success and timing of Celularity’s cellular therapeutic development activities and initiating clinical trials; (vi) the success and timing of Celularity’s planned clinical trials; (vii) Celularity’s ability to obtain and maintain regulatory approval of any of Celularity’s therapeutic candidates; (viii) Celularity’s plans to research, discover and develop additional therapeutic candidates, including by leveraging genetic engineering and other technologies and expanding into additional indications; (ix) Celularity’s ability to expand its manufacturing capabilities, and to manufacture Celularity’s therapeutic candidates and scale production; (x) Celularity’s ability to meet certain milestones; (xi) changes in Celularity’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; (xii) the implementation, market acceptance and success of Celularity’s business model; (xiii) developments and projections relating to Celularity’s competitors and industry; (xiv) the impact of health epidemics, including the COVID-19 pandemic, on Celularity’s business and the actions Celularity may take in response thereto; (xv) Celularity’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others; (xvi) expectations regarding the time during which GX will be an emerging growth company under the JOBS Act; (xvii) Celularity’s future capital requirements and sources and uses of cash; (xviii) Celularity’s ability to obtain funding for its operations; (xix) Celularity’s business, expansion plans and opportunities; and (xx) the outcome of any known and unknown litigation and regulatory proceedings. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. These risks and uncertainties may be amplified by the COVID- 19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither GX nor Celularity presently know, or that GX or Celularity currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect GX’s and Celularity’s expectations, plans, or forecasts of future events and views as of the date of this communication. GX and Celularity anticipate that subsequent events and developments will cause GX’s and Celularity’s assessments to change. Accordingly, forward-looking statements should not be relied upon as representing GX’s or Celularity’s views as of any subsequent date, and GX does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Additional risks and uncertainties are identified and discussed in GX’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.